MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2011

Throughout this MD&A, Eldorado, it, and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2011. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of November 1, 2011. You should also read the Company’s audited consolidated financial statements for the year ended December 31, 2010 and its unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2011. The unaudited interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting” and IFRS 1 “First-Time Adoption of IFRS”. For comparative purposes all financial statement amounts related to the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and the year ended December 31, 2010 have been restated in accordance with IFRS. All other periods remain unchanged from the numbers originally reported under Canadian generally accepted accounting principles (CGAAP). The Company’s financial statements are filed with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including the Company’s annual information form, on SEDAR at www.sedar.com.

Except for the Company’s adoption of IFRS, there have been no significant changes to the following since the Company published its 2010 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of the Company’s worldwide projects and operations since that time.

What’s inside

About Eldorado	1

Third quarter highlights and corporate developments	1

Outlook	2

Review of financial results	2

Quarterly updates
Operations	4
Development projects	7
Exploration	8

Quarterly results	9

Non-IFRS measures	9

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	11
Contractual obligations, Debt, Dividends, Equity	12

Other information
Changes in accounting standards and IFRS adoption	13
Internal controls over financial reporting	14
Forward-looking information and risks	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world as well as an iron ore mine in Brazil. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:

•

Kişladağ, in Turkey (100%)

•

Tanjianshan, in China (90%)

•

Jinfeng, in China (82%)

•

White Mountain, in China (95%)

Development gold projects:

•

Efemçukuru, in Turkey (100%)

•

Eastern Dragon, in China (95%)

•

Tocantinzinho, in Brazil (100%)

•

Perama Hill, in Greece (100%)

Iron ore mine:

•

Vila Nova, in Brazil (100%)

Eldorado’s common shares are listed on the following exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

Third quarter highlights and corporate developments

•

Record gold production of 179,195 ounces at an average cash operating cost of $397 per ounce.

•

Net income attributable to shareholders of the Company of $102.5 million or $0.19 per share compared to $69.6 million or $0.13 per share for the same quarter in 2010.

•

60% increase in gold revenues over the same quarter in 2010, reflecting higher gold sales prices and volumes.

•

105% increase in earnings from gold mining operations before taxes over the same quarter in 2010.

•

57% increase in cash from operating activities before changes in non-cash working capital over the same quarter in 2010. In addition the Company paid $29.7 million against its outstanding debt.

•

Payment of a Cdn$0.06 dividend per share to shareholders of the Company.

•

Announcement of the Company’s intention to expand Kişladağ’s average production rate from 275,000 ounces per year to 475,000 ounces per year.

•

Commissioning of Efemçukuru began with approximately 14,400 contained ounces of gold in concentrate shipped to Kişladağ for storage pending completion of the Concentrate Treatment Plant.

Subsequent to September 30, 2011, the Company entered into a $280.0 million revolving credit facility with HSBC and a syndicate of four other banks. The credit facility matures on October 12, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

On November 2, 2011 Eldorado entered into a binding subscription agreement with Glory Resources Limited (ASX: GLY) whereby a wholly owned subsidiary of Eldorado will acquire a 19.9% interest in Glory for an estimated amount of AUS$ 12.5 million ($13.0 million) as part of Glory’s proposed capital raising to fund the acquisition of the high grade Sappes Gold Project (“Sappes”) in north-eastern Greece. The subscription agreement is subject to a number of conditions precedent, including completion of the acquisition of Sappes by Glory Resources.

Outlook

The Company has revised its 2011 production guidance to 650,000 ounces of gold at an average cash cost of $400 per ounce.

Review of Financial Results

	2011			2010
Summarized Financial Results	Third quarter	Second quarter	First quarter	Fourth quarter[2]	Third quarter	Second quarter	First quarter
Gold Revenues (millions)	$305.2	$244.9	$207.5	$204.6	$190.3	$206.4	$181.5
Ounces sold	179,513	162,164	148,530	149,022	154,655	172,826	163,446
Average Realized Price ($/ounce)	$1,700	$1,510	$1,397	$1,373	$1,231	$1,195	$1,110
Average London spot price ($/ounce)	$1,702	$1,506	$1,386	$1,367	$1,227	$1,197	$1,109
Earnings from gold mining operations (millions)[1]	$193.2	$137.5	$107.8	$109.4	$94.4	$104.9	$94.1
Net Income (millions)	$102.5	$74.9	$52.5	$43.9	$69.6	$55.7	$50.5
Earnings per share - Basic	$0.19	$0.14	$0.10	$0.08	$0.13	$0.10	$0.09
Dividends per share – Cdn$	$0.06	-	$0.05	-	-	$0.05	-
Cash flow from operating activities before changes in non-cash working capital (millions)	$159.7	$115.7	$91.7	$83.0	$101.4	$87.4	$80.9

(1) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 10 for discussion of non-IFRS measures. (2) Financial results prepared in accordance with CGAAP.

Third quarter results

Eldorado’s consolidated net income attributable to shareholders of the Company for the quarter was $102.5 million or $0.19 per share, compared with $69.6 million or $0.13 per share in the same quarter of 2010, a 47% increase in net income attributable to shareholders of the Company. Revenues from gold mining operations for the quarter increased $114.9 million, or 60%, from a year ago due to 38% higher selling prices as well as 16% higher sales volumes. The increase in sales volumes was mainly due to increased production at Kişladağ as a result of an increase in tonnes treated on the leach pad, and at White Mountain due to higher grade and tonnes processed.

Vila Nova contributed $8.6 million gross profit from iron ore sales, which included revenue of $20.9 million on shipments of 170,782 tonnes of iron ore during the third quarter.

	2011			2010
Sales volumes by mine	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
- Kişladağ	87,121	66,392	50,832	59,741	66,113	69,197	83,974
- Tanjianshan	26,935	31,977	28,493	30,710	28,847	38,261	18,947
- Jinfeng	44,187	46,381	48,518	38,282	45,447	48,623	49,674
- White Mountain	21,270	17,414	20,687	20,289	14,248	16,745	10,851
Total Gold ounces sold	179,513	162,164	148,530	149,022	154,655	172,826	163,446
Average price per oz.	$1,700	$1,510	$1,397	$1,373	$1,231	$1,195	$1,110
Gold revenue (millions)	$305.2	$244.9	$207.5	$204.6	$190.3	$206.4	$181.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

(millions)	2011			2010
Earnings from gold mining operations	Third quarter	Second quarter	First quarter	Fourth quarter[1]	Third quarter	Second quarter	First quarter
Gold sales	$305.2	$244.9	$207.5	$204.6	$190.3	$206.4	$181.5
Gold mining production costs	84.3	78.6	69.9	69.9	69.1	72.3	64.6
Depreciation and amortization (DD&A)	27.7	28.8	29.8	25.3	26.8	29.2	22.8
Earnings: gold mining operations(2)	$193.2	$137.5	$107.8	$109.4	$94.4	$104.9	$94.1

(1) Prepared in accordance with CGAAP. (2) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 10 for discussion of non-IFRS measures.

Production costs from gold mining operations

Production costs from gold mining increased 22% compared to the same quarter of 2010, reflecting 16% higher sales volumes and 7% higher unit operating costs due to higher electricity and reagent costs (Kişladağ), and higher production taxes related to changes in the laws governing mining taxation (Tanjianshan and Jinfeng).

Depreciation and amortization expense from gold mining operations

DD&A expense from gold mining operations was $27.7 million this quarter, or $0.9 million higher than the same quarter of 2010. This included $3.1 million from Kişladağ, $6.5 million from Tanjianshan, $11.9 million from Jinfeng and $6.2 million from White Mountain. The composition of DD&A expense during the same quarter of 2010 was $3.4 million from Kişladağ, $6.7 million from Tanjianshan, $12.5 million from Jinfeng, and $4.2 million from White Mountain. An additional $1.5 million in DD&A expense was recorded related to Vila Nova and $0.8 million related to assets located at the Company’s corporate offices.

( millions)	2011			2010
	Third quarter	Second quarter	First quarter	Fourth quarter[1]	Third quarter	Second quarter	First quarter
Other expenses
General and administrative	$11.2	$13.6	$21.0	$17.5	$8.1	$10.5	$10.4
Income tax	63.1	36.8	20.6	28.3	13.3	25.0	20.4
Exploration	6.9	4.6	3.8	11.5	4.9	2.8	3.3
Share based payments	3.6	4.5	7.4	2.7	3.8	3.6	6.9
Non-controlling interests	8.3	6.9	6.2	5.5	5.1	4.0	2.8

(1) Prepared in accordance with CGAAP

Other expenses

General and administrative expense increased this quarter compared to the same quarter in 2010 mainly due to increases in costs at the Company’s Vancouver and Beijing offices. Income tax expense increased $49.8 million reflecting: 1) higher taxable income in Turkey and China due to higher mining profits; 2) the effect of the weakening of the Turkish lira on our Turkish subsidiary’s deferred tax assets; 3) unrealized taxable foreign exchange gains on US dollar bank deposits in Turkey; and 4) Turkish dividend withholding taxes. The Company’s Turkish subsidiary paid a dividend to its Dutch parent company during the quarter. The effective tax rate increased from 15% in the third quarter of 2010 to 36% this quarter mainly due to dividend withholding taxes and the foreign exchange impacts referred to above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Year-to-date results

Eldorado’s consolidated net income attributable to shareholders of the Company through September 30, 2011 was $229.8 million or $0.42 per share, compared with $175.8 million or $0.32 per share through September 30, 2010. The increase in net income year over year was due to higher earnings from gold mining operations as a result of higher gold prices (31% higher than the same period in 2010). Additionally, the current year-to-date results include $17.2 million in gross profits from Vila Nova iron ore sales.

Operations update

	2011			2010
Summarized Operating highlights	Third quarter	Second quarter	First quarter	Fourth quarter[4]	Third quarter	Second quarter	First quarter
Total
Earnings – gold mining operations[2,3]	$193.2	$137.5	$107.8	$109.4	$94.4	$104.9	$94.1
Ounces produced	179,195	162,429	148,577	148,374	151,297	167,940	164,928
Cash operating costs ($ per ounce) [1]	$397	$397	$410	$418	$386	$357	$370
Total cash cost ($ per ounce) [1]	$463	$477	$462	$460	$431	$410	$397
Kışladağ
Earnings – gold mining operations[2,3]	$109.7	$69.6	$46.8	$57.5	$52.3	$54.8	$63.0
Ounces produced	86,788	66,688	50,833	59,815	62,086	70,451	82,240
Cash operating costs ($ per ounce) [1]	$377	$389	$386	$382	$337	$304	$304
Total cash cost ($ per ounce) [1]	$401	$411	$408	$354	$359	$345	$307
Tanjianshan
Earnings – gold mining operations[2,3]	$25.0	$21.2	$17.1	$20.1	$14.0	$19.9	$5.5
Ounces produced	26,935	31,977	28,493	30,710	28,847	28,884	25,423
Cash operating costs ($ per ounce) [1]	$353	$343	$402	$349	$391	$387	$420
Total cash cost ($ per ounce) [1]	$541	$596	$515	$459	$493	$483	$517
Jinfeng
Earnings – gold mining operations[2,3]	$40.0	$35.5	$31.2	$21.7	$21.7	$23.6	$22.1
Ounces produced	44,202	46,350	48,564	37,560	46,116	52,659	45,615
Cash operating costs ($ per ounce) [1]	$424	$401	$430	$486	$425	$381	$422
Total cash cost ($ per ounce) [1]	$509	$457	$482	$585	$473	$423	$462
White Mountain
Earnings – gold mining operations[2,3]	$18.5	$11.2	$12.7	$10.1	$6.4	$6.6	$2.8
Ounces produced	21,270	17,414	20,687	20,289	14,248	15,946	11,650
Cash operating costs ($ per ounce) [1]	$475	$518	$438	$498	$477	$442	$550
Total cash cost ($ per ounce) [1]	$519	$564	$475	$536	$507	$474	$589

(1) The Company has included non-IFRS performance measures, cash operating costs, total cash costs, per gold ounce, throughout this document. The Company reports cash operating costs and total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to page 10 for a reconciliation of cash operating costs and total cash costs to reported production costs. (2) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 10 for discussion of non-IFRS measures.

(3) Earnings from gold mining operations are stated in millions. (4) The fourth quarter financial measures are derived from financial statements prepared in accordance with CGAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Kişladağ

	2011			2010
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined (tonnes)	3,290,068	3,476,481	2,510,557	1,626,165	2,538,357	2,971,165	2,910,816
Total material mined (tonnes)	7,926,257	7,907,013	7,300,925	6,136,849	7,265,973	7,590,988	6,305,993
Strip ratio	1.41:1	1.27:1	1.91:1	2.77:1	1.86:1	1.55:1	1.17:1
Ore to pad (tonnes)	3,520,220	3,194,051	2,341,635	2,021,057	2,767,179	2,686,284	2,898,199
Gold grade (g/t)	0.90	0.92	1.04	1.00	0.98	1.12	1.12
Gold production (ounces)	86,788	66,688	50,833	59,815	62,086	70,451	82,240

Kişladağ production during the quarter reflected the increased ore throughput allowed by the supplementary Environmental Impact Statement approved in the second quarter this year.

Capital expenditures this quarter were $8.0 million. Funds were spent on completing construction of Phase III expansion and capitalised waste stripping.

Tanjianshan

	2011			2010
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined (tonnes)	325,745	283,309	294,261	380,466	347,031	339,068	111,728
Total material mined (tonnes)	1,035,237	1,078,747	828,028	1,117,263	1,062,371	1,584,769	390,627
Strip ratio	2.18:1	2.81:1	1.81:1	1.94:1	2.06:1	3.67:1	2.50:1
Ore processed (tonnes)	218,330	264,698	238,070	244,867	283,598	271,749	249,738
Gold grade (g/t)	4.25	4.23	3.90	4.59	3.84	4.38	4.01
Gold production (ounces)	26,935	31,977	28,493	30,710	28,847	28,884	25,423

During the quarter Tanjianshan production was affected by a grid power shutdown that resulted in 16 days of downtime in the mill circuit. The power interruption was for maintenance on the provincial electrical supply system.

Capital spending during the quarter was $1.9 million, mostly on process plant upgrades.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Jinfeng

	2011			2010
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined – underground (tonnes)	129,331	112,665	123,457	110,818	96,272	96,585	101,340
Ore mined – open pit (tonnes)	–	211,201	474,971	387,701	311,911	334,566	398,100
Total material mined – open pit (tonnes)	–	356,930	1,240,345	3,036,921	4,823,845	4,651,564	5,320,508
Strip ratio – open pit	–	0.69:1	1.61:1	6.83:1	14.5:1	12.6:1	12.4:1
Ore processed (tonnes)	379,352	397,987	384,400	387,710	387,427	392,211	389,851
Gold grade (g/t)	4.26	4.05	4.32	3.81	4.42	4.51	4.23
Gold production (ounces)	44,202	46,350	48,564	37,560	46,116	52,659	45,615

Production from the underground mine at Jinfeng improved during the quarter as ventilation and underground equipment maintenance issues were addressed. Mining of the open pit was completed during the second quarter of 2011. Land is being acquired to allow mining of the next phase cutback in early 2012.

Capital spending was $9.2 million this quarter, mostly for underground mine development, and land acquisition.

White Mountain

	2011			2010
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Ore mined (tonnes)	190,929	194,660	140,248	174,755	146,156	170,374	133,438
Ore processed (tonnes)	191,157	192,558	140,211	169,669	154,125	167,981	130,643
Gold grade (g/t)	4.15	3.71	5.70	4.06	4.01	3.78	4.09
Gold production (ounces)	21,270	17,414	20,687	20,289	14,248	15,946	11,650

At White Mountain both the mine and mill performed well during the quarter.

Capital spending this quarter was $6.7 million, mostly for underground development and deferred exploration drilling.

Vila Nova

During the third quarter Vila Nova mined 172,937 wet metric tonnes, treated 148,220 wet metric tonnes and sold 170,782 dry metric tonnes of iron ore. The weather improved significantly during the quarter and iron ore inventories at the Santana port facility were reduced as shipments increased. At quarter end 153,262 wet metric tonnes of lump and sinter processed ore were in inventory as well as 406,366 tonnes of run-of-mine (ROM) iron ore at the mine site. Operating costs averaged $63 per dry metric tonne while iron ore prices averaged $122 per dry metric tonne.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Development project update

Eastern Dragon

Construction activity at Eastern Dragon continued throughout the quarter.  The majority of civil work on site was completed and the contractors demobilized.  Installation of structural steel around the crushing and ore storage facilities continued.  At quarter end, ancillary facilities at site were nearing completion with a final push being made to finish any outside work before the winter season sets in.  Piping and electrical installations in the process area were begun during the quarter. This work will be carried out to completion during the winter months.  Further civil works to prepare the tailings storage site and the open pit and rock dumps will be carried over into 2012 pending the receipt of the Project Permit Approval (PPA).

Efemçukuru

Efemçukuru continued to ramp up production during the quarter while commissioning tasks were completed within the concentrator plant. The grinding and flotation sections of the plant were fully operational at quarter end, and overall plant recovery through the flotation circuit of 88% exceeded design limits. During the quarter 58,912 tonnes were mined at a grade of 9.32 g/t Au, while 57,449 tonnes were processed at a grade of 8.88 g/t Au. Flotation concentrate produced during the quarter was shipped to Kişladağ for storage pending completion of the Concentrate Treatment Plant.

Construction of the underground material handling system, including the jaw crusher ore storage bins and ore conveyor continued throughout the quarter.

Underground development continued on schedule with the contractor completing all works associated with the preproduction development contract.  Owner crews are now engaged in ore development as well as waste development to reach additional stoping zones. Underground ancillary facilities such as the maintenance shop, permanent ventilation system and water management systems will be installed in the fourth quarter, completing the construction phase for the mine.

Construction continued at the Efemçukuru Concentrate Treatment plant at the Kişladağ mine site. Civil and structural installations are now at or slightly ahead of schedule.  The mechanical contract for piping and equipment installation has been let with some of the larger equipment now being rough set in the plant.

Kişladağ

During the quarter the Company released the results of the Kişladağ expansion study. The overall concept of increasing crusher production to 25 million tonnes per year with an additional 8 million tonnes per year of low grade run of mine (ROM) ore has been determined to be the most balanced approach to achieving reasonable capital and operating costs and consistent gold production.

Based on these concepts, preliminary engineering work was initiated to identify potential critical path items such as power supply and distribution and delivery of mining and processing equipment.

Tocantinzinho

Final submission of the project Environmental Impact Assessment (EIA) document was made to the Para state Ministry of Environment in July.  A period of review and public hearings will follow.  The Company continued to work with the state and central government authorities to move the project to approval stage projected to occur in mid-2012.

Work continued in the field to collect data for feasibility study design requirements, and significant progress was made on defining the routing and design of the proposed access road.

Perama Hill

During the quarter the Company worked with the Greek Ministry of Environment on its technical evaluation of the Perama Hill project, a prerequisite step leading to approval of the Pre-Environmental Impact Assessment (PEIA). Technical issues arising from the evaluation were discussed with the Ministry and addressed in the preparation of the Environmental Impact Assessment (EIA), which is running concurrently with the Ministry evaluation of the PEIA.  Preparations are underway to quickly initiate the project development phase as soon as approvals are obtained.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Exploration update

Turkey

Six drillholes (3,750 metres) were completed at Kişladağ during the quarter.   Most of the drillholes were condemnation holes for proposed mine expansion infrastructure sites or hydrological holes, and encountered no significant mineralization. Soil geochemical and three dimensional induced polarization (IP) surveys were initiated over an approximately 20 square kilometre area surrounding the deposit during the quarter.

At Efemçukuru, drilling continued on both the Kestane Beleni Northwest Extension and Kokarpinar vein targets during the quarter, with 17 drillholes (3,565 metres) completed.  Significant new results include 6.3 metres at 16.6 g/t Au in drillhole KV-387 and 5.1 metres at 4.2 g/t Au in drillhole KV-390. Both these drillholes targeted the Kastane Beleni Northwest Extension approximately 300 metres southeast of previous higher grade intercepts and may indicate the presence of a new ore shoot in this area.

Three drillholes (1,048 metres) were completed during the quarter at the Konya-Sizma prospect.   Assays received during the quarter from several drillholes include multiple narrow, multi-gram intercepts flanked by moderate to low-grade material. The final drillholes for this year will test the larger-scale potential to the north and will provide the information needed to decide if further work is warranted at Sizma.

Mapping, geochemical sampling, and magnetic survey programs were completed during the quarter at three early-stage projects.

China

At Tanjianshan, diamond drilling during the quarter focused on the 323 Deposit (31 infill drillholes, ~6,200 metres) and the Qinlongtan (QLT) deeps target (2 infill drillholes, 566 metres).   Assay results at 323 indicate a good correlation of gold values from section to section and support the existing geological and resource models.  Reverse circulation drilling was completed during the quarter in the ZXS target area, directed towards identifying possible geochemically anomalies concealed beneath Quaternary gravels  (60 drillholes, 2,972 metres).  Results of this program are pending.

At the Jinfeng mine, five underground drills and two surface drills conducted exploration drilling during the quarter, with a total of 11,300 metres completed in 40 drillholes.  Underground drilling targets included the F3 and F7 fault zones, as well as conceptual targets in the footwall to the deposit.  Results to date broadly support the revised structural model for grade distribution within the deposit. During the quarter the Company was also active on 4 exploration license areas in the Jinfeng district. Drilling results are pending.

At White Mountain, stepout drilling of the deep zone at the north end of the deposit area continued.  The final drillhole of the campaign is now in progress, testing a ~150 metres stepout of the high grade intersections in previous drillholes 337, 342, and 344.

At the Xiaoshiren central exploration license, ten drillholes (3,182 metres) were completed during the quarter.  Results received from drillholes HDDS016, 017, 018, and 020 contained no significant results. The final two holes for the season are currently underway.

At the Zhenzhumen EL (adjoining White Mountain to the west), two drillholes (750 metres) were completed during the quarter, testing strong gold in soil anomalies within an area underlain by the dolomitic marble and slate units equivalent to footwall units at White Mountain.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Brazil

Twenty-two drillholes (~6,200 metres) were completed during the quarter at the Tocantinzinho project, testing targets including the along-strike extension of the Tocantinzinho trend southeast of the deposit, and gold-in-soil and augur drill anomalies south of the deposit.  Results to date have not defined significant mineralization.  Drilling next quarter will test the strong geochemical anomaly located along the Tocantinzinho trend northwest of the property.

The 2011 program of eight drillholes (1,511 metres) testing targets at Agua Branca was completed in early September. The most significant intercept was obtained in hole AB46 (154 metres at 1.1 g/t Au), which extends and improves upon the previously drilled stockwork veining at Camarao.   Based on the results of this drillhole and the exploration potential surrounding the Camarao target, the final payment of $1.87 million was made for the project and it is now 100% owned by Eldorado.

Nevada

RC drilling commenced at the Buffalo Canyon project in September.  Six holes (1,537 metres) were completed by month end, targeting skarn, vein, and sediment-hosted mineralization.  Hole BCR-3 intersected approximately 200 metres of magnetite skarn and hole BCR-06 intersected approximately 60 metres of oxidized jasperoid, results are pending.  A core rig will begin testing targets in Q4.

Quarterly results

millions (except per share amounts)

	2011	2011	2011	2010 [1]	2010	2010	2010	2009[1]
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Total revenues	$326.1	$251.4	$218.1	$212.9	$190.3	$206.4	$181.5	$144.5
Net income(2)	$102.5	$74.9	$52.5	$43.9	$69.6	$55.7	$50.5	$33.3
Earnings per share
- basic	$0.19	$0.14	$0.10	$0.08	$0.13	$0.10	$0.09	$0.08
- diluted	$0.19	$0.14	$0.10	$0.08	$0.13	$0.10	$0.09	$0.08

(1) Information for 2009 and the fourth quarter of 2010 is presented in accordance with CGAAP and has not been restated in accordance with IFRS.

(2)Attributable to shareholders.

The increases in the Company’s quarterly results for 2010 are derived primarily from the acquisition of Sino Gold in the fourth quarter 2009.

Non-IFRS measures

Included in this document are measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who use them to evaluate the Company’s performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare the Company against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. The Company has defined its non-IFRS measures below and reconciled them with the IFRS measures it reports.

Cash operating cost and total cash cost

The table below reconciles cash operating costs from gold mining operations to production costs. Cash operating costs and total cash costs are calculated according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

millions (except for gold ounces sold and cash operating cost per ounce)	2011			2010
Reconciliation of cash operating costs to production costs	Third quarter	Second quarter	First quarter	Fourth quarter[2]	Third quarter	Second quarter	First quarter
Production costs – excluding Vila Nova (from consolidated income statement)	$84.3	$78.6	$69.9	$69.8	$69.1	$72.3	$64.6
Less:
Royalty expense and production taxes	(11.8)	(13.0)	(7.7)	(6.1)	(7.0)	(9.1)	(4.3)
By-product credits and other adjustments[1]	(1.3)	(1.3)	(1.3)	(1.5)	(2.4)	(1.4)	0.2
Cash operating cost	$71.2	$64.3	$60.9	$62.2	$59.7	$61.8	$60.5
Gold ounces sold	179,513	162,164	148,530	149,022	154,655	172,826	163,446
Cash operating cost per ounce	$397	$397	$410	$418	$386	$357	$370

(1) Stock-based compensation expense has been allocated to production costs in the fourth quarter of 2010 under CGAAP.

(2) Production costs prepared in accordance with CGAAP.

Cash flow from mining operations before changes in non-cash working capital

The Company uses cash flow from mining operations before changes in non-cash working capital to supplement its consolidated financial statements, and calculates it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Earnings from gold mining operations

The Company uses earnings from gold mining operations to supplement its consolidated financial statements, and calculates it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company discloses these measures, which have been derived from its financial statements and applied on a consistent basis, because it believes they are of assistance in understanding the results of its operations and financial position and are meant to provide further information about its financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $159.7 million in cash this quarter, compared to $101.4 million in the same quarter of 2010. The increase in cash flow from a year ago was due to higher operating cash flow from the Company’s mining operations.

Capital expenditures

The Company invested $76.0 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $45.1 million:

•

$31.5 million at Efemçukuru

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$8.7 million at Eastern Dragon

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$4.3 million at Tocantinzinho

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$0.6 million at Perama Hill.

Spending at the Company’s producing mines totalled $25.8 million:

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$8.0 million at Kişladağ, mostly related to capitalized waste stripping and mining equipment

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$9.2 million at Jinfeng, mostly related to underground mine development and land payments

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

•

$6.7 million at White Mountain, mainly related to underground mine development

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$1.9 million at Tanjianshan mainly related to processing plant upgrades.

Eldorado also spent $5.1 million on land acquisition costs in Turkey and fixed assets for the Company’s corporate offices in Canada and China.

Liquidity and capital resources

millions	September 30, 2011	December 31, 2010
Cash and cash equivalents	$356.5	$314.3
Working capital	$362.0	$320.3
Restricted collateralized accounts	$55.4	$52.4
Debt, net of transaction costs	$104.9	$166.7

Chinese regulations governing cash movements within and injected into the country require that the Company’s existing debt only be paid from cash flows generated from its Chinese operations that are party to the loans.

Cash and cash equivalents of $267.1 million are held by the Company’s operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Management believes that the working capital at September 30, 2011, together with future cash flows from operations, is sufficient to support the Company’s planned and foreseeable commitments.

Contractual obligations

millions	2012 $	2013 $	2014 $	2015 $	2016 and later $	Total $
Debt, gross	85.4	20.5	-	-	-	105.9
Capital leases	0.0	0.1	0.1	-	-	0.2
Operating leases	2.5	8.3	4.4	3.6	2.3	21.1
Purchase obligations	43.6	35.7	12.5	1.5	1.2	94.5
Totals	131.5	64.6	17.0	5.1	3.5	221.7

The table does not include interest on debt.

Debt

Significant changes in the Company’s debt from that disclosed in its December 31, 2010 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility

During 2011, Eastern Dragon drew down RMB 40.5 million ($6.6 million) under the HSBC revolving loan facility.

Eastern Dragon China Merchants Bank (CMB) letter of credit loan

During 2011, Eastern Dragon extended the maturity date of its letter of credit loan with CMB to February 5, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Eastern Dragon entrusted loan

In 2010, Eastern Dragon, HSBC Bank (China) and Tanjianshan, entered into an entrusted loan agreement. During 2011, Eastern Dragon drew down RMB 66.1 million ($10.4 million) under the entrusted loan. The loan has been recorded on a net settlement basis.

Jinfeng construction loan

During 2011, Jinfeng made three scheduled debt payments of RMB 35.0 million ($5.5 million) each as well as a prepayment of RMB 130.0 million ($20.5 million) on the outstanding balance of this loan.  Subsequent to September 30, 2011, Jinfeng prepaid RMB 100.0 million ($15.7 million) of the construction loan.

White Mountain loans

During 2011, White Mountain prepaid the full amounts outstanding on the working capital project loan with China Construction Bank and the working capital loan with China Merchants Bank. White Mountain prepaid RMB 155.2 million ($24.4 million) of the fixed asset loan.

Dividends

A dividend of $33.4 million (cdn$0.06 per share) was paid to shareholders during the quarter.

Equity

This quarter, the Company received net proceeds of $22.6 million for issuing 2,426,782 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of November 1, 2011 - as of September 30, 2011	551,511,917 551,511,917
Share purchase options - as of September 30, 2011 (Weighted average exercise price per share: $12.46 Cdn)	8,823,781

Other information

Changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2013. The extent of the impact of adoption of IFRS 9 has not yet been determined.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  These joint venture entities must now use the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the financial statements.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the financial statements.

•

IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years on/after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the financial statements as the Company currently applies comparable principles to those found in this interpretation.

Adoption of IFRS

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three-month period ended March 31, 2011 was the Company’s first reporting period under IFRS. Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 2 and 3 to those financial statements. Those financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS as set out in Note 14 of those financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three and nine-month periods ended September 30, 2011

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of the Company’s financial statements. There have been no changes in the Company’s internal control over financial reporting in the third quarter of 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., the Company’s Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document.

Forward-looking information and risks

This MD&A includes statements and information about what the Company expects to happen in the future. When this document discusses the Company strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, these statements are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. They are refer to in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•

It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•

Although it represents the Company’s current views, which the Company considers to be reasonable, there is no assurance that the forward-looking information will prove to be accurate.

•

It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and the Company’s ability to achieve its goals.

•

It is also subject to the risks associated with the Company business, including

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the changing price of gold and currencies,

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actual and estimated production and mineral reserves and resources,

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the speculative nature of gold exploration,

•

risks associated with mining operations and development,

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regulatory and permitting risks,

•

acquisition risks, and

•

other risks that are set out in the Company’s annual information form and MD&A.

•

If the Company’s assumptions prove to be incorrect or the risks materialize, the Company’s actual results and events may vary materially from what it currently expects.

To understand the Company’s risks you should review the Company’s annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from the Company’s current expectations.

Forward-looking information is designed to help you understand management’s current views of the Company near and longer term prospects, and it may not be appropriate for other purposes. The Company will not necessarily update this information unless it is required to do so by securities laws.